Exhibit 107

Calculation of Filing Fee Table

Schedule TO-I

(Form Type)

Virtus Total Return Fund Inc.

(Exact Name of Registrant as Specified in its Charter)

Table 1: Transaction Valuation

	Transaction Valuation (in millions)	Fee Rate (per million)	Amount of Filing Fee
Fees to Be Paid	$39.13(1)	$153.10(2)	$5,990.92
Fees Previously Paid
Total Transaction Valuation	$39.13(1)
Total Fees Due for Filing			$5,990.92
Total Fees Previously Paid
Total Fee Offsets
Net Fee Due			$5,990.92

(1)	Calculated as the aggregate maximum purchase price based upon the net asset value per share as of December 31, 2024 of $6.47 and the offer to purchase up to 6,172,049.60 shares.

(2)

Calculated at $153.10 per $1,000,000 of the Transaction Valuation in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, and the Section 6(b) Filing Fee Rate Advisory for Fiscal Year 2025 dated August 20, 2024.